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Exhibit (a)7

            FORM OF LETTER TO NOTEHOLDERS FROM LAWRENCE A. WEINBACH


                                                                November 7, 1997

To: Holders of Unisys Corporation 8 1/4% Convertible Subordinated Notes due 2006

     I am pleased to announce that, pursuant to the enclosed Offer of Premium, Unisys Corporation (the "Company") is offering to pay a cash premium plus accrued interest to holders of our 8 1/4% Convertible Subordinated Notes due 2006 (the "Notes") who choose to convert Notes into Common Stock of the Company prior to the expiration of the offer. The offer will expire on Monday, December 8, 1997, at 5:00 p.m., New York City time, or on such later date to which the offer is extended by Unisys (the "Expiration Date").

     The Notes are convertible into Common Stock of the Company at a conversion price of $6.875 per share, which is equivalent to a conversion rate of 145.4545 shares of Common Stock for each $1,000 in principal amount of the Notes.

     Holders whose Notes are tendered and accepted for conversion pursuant to this offer will receive the following per $1,000 in principal amount of Notes:

     - 145.4545 shares of Common Stock. Cash in lieu of any fractional share will be paid based upon the closing price of the Common Stock on the Expiration Date.

     - $155 in cash.

     - Accrued and unpaid interest from September 15, 1997 to the Expiration Date of $19.0208 in cash (assuming that the offer expires on December 8, 1997). If the offer is extended beyond December 8, 1997, the amount of accrued and unpaid interest to be paid will increase.

     All holders of the $299 million in principal amount of Notes outstanding are eligible to accept this special conversion offer, but Unisys will accept for conversion pursuant to the offer no more than $294 million in principal amount of the Notes. In the event that more than $294 million in principal amount of the Notes is tendered for conversion pursuant to the conversion offer as of the Expiration Date, Unisys will accept such Notes on a pro rata basis.

     We hope that you will take advantage of this opportunity to convert your Notes. We have set a target of reducing our debt by $1 billion by the year 2000 and are taking tangible steps toward that goal. Last month we successfully completed a conversion of our 8 1/4% year 2000 convertible notes, which reduced our debt by $345 million and increased shareholder's equity by a similar amount. Step by step, we are moving to reduce debt, reduce interest expense, and create a more flexible capital structure that supports our growth initiatives.

     If you wish to tender your Notes for conversion pursuant to the offer, you should read carefully the enclosed materials, including the Offer of Premium and the Notice of Special Conversion, and comply with the procedures set forth therein for tendering Notes. Tenders of Notes pursuant to the offer, together with the delivery of any required documents to The Bank of New York (at either of the addresses shown in the Notice of Special Conversion), must be made no later than 5:00 p.m., New York City time, on the Expiration Date.

     Questions and requests for assistance, requests for additional copies of the Offer of Premium or of the Notice of Special Conversion and requests for Notices of Guaranteed Delivery should be directed to Georgeson & Company Inc., which has been retained by Unisys to act as Information Agent for the Conversion Offer. Georgeson can be contacted at (800) 223-2064; banks and brokers should call (800) 445-1790.

                                          Very truly yours,

                                          Lawrence A. Weinbach
                                          Chairman, President and Chief
                                          Executive Officer

Enclosures: Offer of Premium
            Notice of Special Conversion